SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE MANHATTAN WEST
NEW YORK, NY 10001	FIRM/AFFILIATE
——————	OFFICES
TEL: (212) 735-3000	——————
FAX: (212) 735-2000	BOSTON
www.skadden.com	CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
——————
BEIJING
BRUSSELS
January 13, 2023	FRANKFURT
HONG KONG
LONDON
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

VIA EDGAR

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Ernest Greene

Jennifer Angelini

Jay Ingram

Re:	Crane Company

Form 10-12B

Filed December 15, 2022

File No. 001-41570

CIK No. 0001944013

Ladies and Gentlemen:

Crane Company (the “Company”) hereby provides responses to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated January 11, 2023 (the “Comment Letter”) with respect to the above-referenced Form 10, filed on December 15, 2022, File No. 001-41570 (the “Registration Statement”), of the Company. The Registration Statement relates to the proposed distribution by Crane Holdings, Co. (“Crane Holdings, Co.”) to its stockholders of 100% of the outstanding shares of common stock of the Company.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

January 13, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Correspondence letter dated December 23, 2022 to Form 10-12B filed December 15, 2022

Unaudited Pro Forma Condensed Combined Financial Statements, page 63

1.	We have reviewed your response to prior comment one. Please provide the following:

•

Please expand your disclosure in the third to last paragraph on page 64 to further clarify that certain pro forma adjustments have been made to reflect the estimated expenses of certain agreements and are included within the columns of both Separation of Payment & Merchandising Technologies and Other Transaction Accounting Adjustments, if true; and

•

Further expand your disclosure to state that additional pro forma adjustments may be necessary once your agreements are finalized and executed. Please disclose if you anticipate that these adjustments will be material prior to the closing of the spin-off and consider including an estimated dollar range, if possible.

Response: The Company respectfully acknowledges the Staff’s comment and, with respect to the first bullet, the Company will revise the third to last paragraph on page 64 to further clarify that certain pro forma adjustments have been made to reflect the estimated expenses expected to be incurred in conjunction with the spin-off, which have been included within Other Transaction Accounting Adjustments. Furthermore, the Company will include a sentence clarifying that no other expenses are expected to be incurred related to the agreements. The Separation of Payment & Merchandising Technologies column does not include any estimated expenses related to the agreements, as it only includes adjustments to give effect to the disposition of Crane’s Payment & Merchandising Technologies segment, which the Company expects to qualify as discontinued operations in accordance with the guidance in ASC 205.

With respect to the second bullet of the Staff’s comment, the Company will revise the third to last paragraph on page 64 to further clarify that future pro forma statements may include additional adjustments to reflect the impact on our capital structure and the final form of those agreements once executed. The Company does not anticipate that any additional adjustments will be material prior to the closing of the spin-off, and as such, has not included an estimated dollar range in the disclosure.

***

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

January 13, 2023

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2660 or annbeth.stebbins@skadden.com.

Very truly yours,

/s/ Ann Beth Stebbins
Ann Beth Stebbins

cc:	Max H. Mitchell
President and Chief Executive Officer
Crane Company

Richard A. Maue
Senior Vice President and Chief Financial Officer
Crane Company

Anthony M. D’Iorio
Senior Vice President, General Counsel and Secretary
Crane Company

3